Exhibit 12(c)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	2001	2002	2003	2004	2005	2006

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	$76,582	$84,222
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069	(5,220)
Equity in loss of equity method
investments	296	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-	-
Supplemental fixed charges and	86,818	64,257	69,679	67,654	65,991	66,754
Preferred dividends, as below
Total earnings, as defined	$274,742	$72,027	$74,167	$142,435	$146,642	$145,756

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	$62,962	$63,715
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417	1,365
Total fixed charges	$85,034	$62,658	$68,134	$66,137	$64,379	$65,080

Supplemental increment to fixed charges *	1,784	1,599	1,545	1,517	1,612	1,674

Supplemental fixed charges	86,818	64,257	69,679	67,654	65,991	66,754
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$86,818	$64,257	$69,679	$67,654	$65,991	$66,754

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	3.16x	1.12x	1.06x	2.11x	2.22x	2.18x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.